                                  SCHEDULE 14A
           Proxy Statement Pursuant to Section 14(a) of the Securities
                     Exchange Act of 1934 (Amendment No. 1)

FILED BY THE REGISTRANT [ ]

FILED BY A PARTY OTHER THAN THE REGISTRANT [X]

Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss. 240.14a-12

                             THE TOPPS COMPANY, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                       PEMBRIDGE VALUE OPPORTUNITY FUND LP
                        PEMBRIDGE CAPITAL MANAGEMENT LLC
                       CRESCENDO PARTNERS II L.P. SERIES Y
                          CRESCENDO INVESTMENTS II, LLC
                             CRESCENDO ADVISORS LLC
                                 ERIC ROSENFELD
                                 TIMOTHY E. BROG
                                  ARNAUD AJDLER
                                  JOHN J. JONES
                           TOPPS FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

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Exchange  Act Rule  0-11  (set  forth the  amount  on which  the  filing  fee is calculated and state how it was determined):

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[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange  Act Rule
0-11(a)(2)  and  identify  the  filing  for  which the  offsetting  fee was paid previously.  Identify the previous filing by registration  statement  number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:
2) Form, Schedule or Registration Statement No.:
3) Filing Party:
4) Date Filed:

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                               DATED MAY 30, 2006

                           TOPPS FULL VALUE COMMITTEE

                                  May __, 2006

Fellow Stockholders:

      The  members of the Topps  Full  Value  Committee  (the  "Committee")  are
significant  stockholders  of The Topps  Company,  Inc., a Delaware  corporation
("Topps" or the  "Company").  The  Committee  does not believe  that the current
Board  of  Directors  of the  Company  is  acting  in your  best  interests.  In particular,  the Board of Directors  has overseen a  deterioration  of operating results of the Company and a stagnant stock price over the past five years.  The
Committee also believes that  management  compensation  is excessive in light of the  Company's  operating  performance  and  that  Topps  lacks  good  corporate governance  practices.  The  Committee is therefore  seeking your support at the annual meeting.

      The Committee believes that Topps has valuable assets and brands that have not been optimized by the current Board of Directors.  If elected,  our nominees will  immediately  focus management on improving the operating profit margins of the Company.  Simultaneously,  our  nominees  will propose that the Board form a special  committee of independent  directors to thoroughly  review all strategic alternatives.

      Our  nominees  will  represent a minority of the Board.  Accordingly,  the
Nominees will not be able to adopt any measures  without the support of at least some members of the current Board. Nevertheless, we believe that the election of our nominees will provide a strong signal to the current Board of Directors that the  stockholders  of Topps want a change in the  direction  of the  Company and
support  the   formation  of  a  special   committee  to  review  all  strategic
alternatives and corporate governance reforms.

      The Committee urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy  Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about May __, 2006.

      If you have already voted for the Company's  proposed  directors using the
WHITE  proxy card,  you have every right to change your vote by signing,  dating and returning a later dated proxy.

      If you have any questions or require any assistance with your vote, please contact  D.F.  King & Co.,  Inc.,  which is  assisting  us, at its  address  and toll-free  numbers listed on the back cover of this Proxy  Statement.

                           Thank you for your support,

                           TOPPS FULL VALUE COMMITTEE

--------------------------------------------------------------------------------

  IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
    OR NEED ADDITIONAL COPIES OF THE COMMITTEE'S PROXY MATERIALS, PLEASE CALL
            D.F. KING & CO., INC. AT THE PHONE NUMBERS LISTED BELOW.

                                [D.F. KING LOGO]

                         Call Toll-Free: 1-800-628-8532
            Banks and Brokerage Firms Call Toll-Free: 1-212-269-5550

--------------------------------------------------------------------------------

                                PRELIMINARY COPY

                     2006 ANNUAL MEETING OF THE STOCKHOLDERS

                                       OF

                             THE TOPPS COMPANY, INC.

                              ---------------------

                                 PROXY STATEMENT

                                     OF THE

                           TOPPS FULL VALUE COMMITTEE

                              ---------------------

         The members of the Topps Full Value  Committee  (the  "Committee")  are
significant  stockholders of The Topps Company, Inc. ("Topps" or the "Company").
The Committee does not believe that the current Board of Directors of Topps (the
"Topps  Board")  is  acting  in the  best  interests  of its  stockholders.  The
Committee  is  therefore   seeking  your  support  at  the  annual   meeting  of
stockholders scheduled to be held at [__________________,  __________, _________
________, on _______________ __, 2006, at __:__ _.M. (local time), including any adjournments  or  postponements  thereof and any meeting  which may be called in lieu thereof (the "Annual Meeting") for the following:

         1.    To elect the Committee's slate of director  nominees,  Timothy E.
               Brog, Arnaud Ajdler and John J. Jones (the "Nominees"),  to serve as directors of the Company for a term that expires at the annual meeting of stockholders to be held in the year 2009;

         2.    To approve a  non-binding  proposal  recommending  that the Topps
               Board amend the  Restated  Certificate  of  Incorporation  of the
               Company (the "COI") to declassify the Topps Board;

         3.    To approve a  non-binding  proposal  recommending  that the Topps
               Board amend the COI to allow  stockholders of the Company to call a special meeting of stockholders;

         4.    To approve a  non-binding  proposal  recommending  that the Topps
               Board amend the Restated  Bylaws of the Company (the "Bylaws") to allow  stockholders  holding  at  least  15% of  the  outstanding capital  stock  of the  Company  to  call a  special  meeting  of stockholders; and

         5.    To adopt a resolution recommended by the Topps Board and included in the Company's proxy statement for the Annual Meeting ratifying the Topps  Board's  appointment  of  Deloitte & Touche LLP as the
               Company's independent auditors for fiscal 2007.

         As of  ________  __,  2006,  the  approximate  date on which this Proxy
Statement and the GOLD proxy card are being mailed to stockholders,  the members of the  Committee  were the  beneficial  owners of an aggregate  of  _________

shares of common stock of the Company, par value $0.01 per share (the "Shares"), which  currently  represent  approximately  __% of the  issued  and  outstanding
Shares.  The  Committee is composed of Pembridge  Value  Opportunity  Fund LP, a
Delaware limited partnership  ("Pembridge Value"),  Pembridge Capital Management
LLC, a Delaware limited  liability  company  ("Pembridge  Capital"),  Timothy E.
Brog,  Crescendo  Partners II, L.P.,  Series Y, a Delaware  limited  partnership
("Crescendo  Partners II"),  Crescendo  Investments II, LLC, a Delaware  limited liability  company  ("Crescendo  Investments  II"),  Crescendo  Advisors  LLC, a
Delaware  limited  liability  company  ("Crescendo  Advisors"),  Eric Rosenfeld,
Arnaud  Ajdler and John J. Jones.  Each of these  individuals  and  entities are
deemed  participants  in  this  proxy   solicitation.   See  "Other  Participant
Information."

         Topps has set the record date for determining  stockholders entitled to notice of and to vote at the Annual  Meeting as _________  __, 2006 (the "Record
Date").  As of the Record Date, the members of the Committee  were  collectively the beneficial owners of an aggregate of  __________Shares.  The mailing address of the principal executive offices of Topps is One Whitehall, New York, New York
10004. According to Topps, as of the Record Date, there were ____________ Shares outstanding and entitled to vote at the Annual Meeting. The participants in this solicitation intend to vote all of their Shares FOR the election of the Nominees and the other proposals (the "Proposals") described herein.

THE  COMMITTEE'S  NOMINEES ARE  COMMITTED TO ACTING IN THE BEST  INTEREST OF THE
COMPANY'S  STOCKHOLDERS.  WE BELIEVE  THAT YOUR VOICE IN THE FUTURE OF TOPPS CAN
BEST BE  EXPRESSED  THROUGH THE ELECTION OF THE NOMINEES AND THE APPROVAL OF THE
PROPOSALS.  ACCORDINGLY, WE URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR TIMOTHY E.
BROG, ARNAUD AJDLER AND JOHN J. JONES AND APPROVAL OF PROPOSAL 2, PROPOSAL 3 AND
PROPOSAL 4.

THIS  SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD
OF DIRECTORS OR  MANAGEMENT  OF TOPPS.  THE  COMMITTEE IS NOT AWARE OF ANY OTHER
MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH THE
COMMITTEE IS NOT AWARE OF A REASONABLE TIME BEFORE THE SOLICITATION,  BE BROUGHT
BEFORE THE ANNUAL  MEETING,  THE PERSONS  NAMED AS PROXIES IN THE ENCLOSED  GOLD
PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD  FURNISHED  BY TOPPS  MANAGEMENT  TO
TOPPS, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE ELECTION OF TOPPS NOMINEES
BY SIGNING,  DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED
PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO
THE 2006 ANNUAL  MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER
DATED PROXY FOR THE 2006 ANNUAL MEETING TO OUR PROXY  SOLICITOR D.F. KING & CO.,
INC.  ("D.F.  KING") OR BY VOTING IN  PERSON  AT THE 2006  ANNUAL  MEETING.  SEE
"RECORD DATE AND VOTING" ON PAGE 20.

                                    IMPORTANT

         YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. THE COMMITTEE
URGES YOU TO SIGN,  DATE,  AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE
FOR the election of the Committee's Nominees and the Proposals.

     o   If your Shares are  registered  in your own name,  please sign and date the enclosed GOLD proxy card and return it to the  Committee,  c/o D.F.
         King & Co., Inc., in the enclosed envelope today.

     o   If any of your Shares are held in the name of a brokerage  firm,  bank, bank nominee or other  institution on the Record Date, only it can vote such  Shares  and only  upon  receipt  of your  specific  instructions.
         Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card. The
         Committee  urges you to  confirm  your  instructions  in writing to the person  responsible  for your  account  and to  provide  a copy of such instructions  to the  Committee,  c/o D.F. King & Co.,  Inc.,  which is assisting in this  solicitation,  at the address and telephone  numbers set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                              D.F. KING & CO., INC.
                                 48 Wall Street
                               New York, NY 10005

                         Call Toll-Free: 1-800-628-8532
            Banks and Brokerage Firms Call Toll-Free: 1-212-269-5550

                          REASONS FOR OUR SOLICITATION

         We are significant stockholders of the Company. The Committee as of the record  date owns in the  aggregate  a total of  ________  Shares,  representing approximately  __% of the issued and  outstanding  common  stock of the Company, which  Shares  were  purchased  for a  total  purchase  price  of  approximately
$_________,  including  brokerage  commissions.  As significant  stockholders of
Topps,  we have one simple goal -- To  maximize  the value of the Shares for all stockholders.

         The  Committee  has recently  learned by way of Topps' proxy  statement that the  Company  has  incorrectly  interpreted  the nature of the  Committee's precatory,  non-binding  stockholder  proposals  and has stated that  management expects to rule such proposals as out of order at the Annual Meeting as contrary to  Delaware  law.  We feel  that  such a  response  to our  valid,  non-binding stockholder proposals may be an attempt by the Company to use its interpretation of our  language to avoid  accountability  to its  stockholders.  The  Committee intends to submit its non-binding proposals to a vote of the stockholders at the
Annual Meeting despite any attempts by the Company to rule such proposals out.

         Our Nominees are  committed to closely  monitoring  and  promoting  the
accountability   of   senior   management,   advocating   corporate   governance
improvements  and  encouraging  and overseeing  efforts to maximize  stockholder value. The Committee believes that the following examples demonstrate a need for change on the Topps Board.

               THE BOARD OF DIRECTORS HAS OVERSEEN A DETERIORATION
                     OF THE OPERATING RESULTS OF THE COMPANY

      Over the last five years,  Income from Operations fell  significantly from
$36.6 million in fiscal year 2002 to a LOSS of $2.3 million in fiscal year 2006.
This was due to a severe  decline in gross  margin,  a  substantial  increase in selling,  general and  administrative  ("SG&A") expenses and a decline in sales.
Gross  margin  declined  from  37.9% in 2002 to 32.6% in 2006  resulting  in $18 million  decline in gross profits over the period.  SG&A  expenses  increased by approximately  $23 million  from $77 million in 2002 to $100  million in 2006, a
30% increase.  As a percentage of sales,  SG&A expenses  increased from 25.7% in
2002 to 34.1% in 2006. Finally, sales declined from $300 million in 2002 to $294 million in 2006, a decline of 2% (despite the 2004  acquisition  of WizKids that contributed $22 million in 2005,  without which,  sales would have been lower in
2006 resulting in an even steeper decline in sales). The Committee believes that comparing  certain of the Company's  operating  results over a five-year  period provides a customary and effective  basis for comparison and that such operating results  over the past five years are  typical  of the  Company's  revenues  and operating performance.

         How can the Topps Board  justify a 30% increase in SG&A expenses over a five-year period during which sales decline by 2%?

           IN FACT, THE COMPANY HAS BEEN SO POORLY MANAGED THAT GROSS
         MARGIN IS AT A TEN-YEAR LOW WHILE SG&A EXPENSES AS A PERCENTAGE
                        OF SALES ARE AT A TEN-YEAR HIGH.

         Because of the Company's financial performance in 2006 and the trend in declining  operating margin,  the Committee has concerns about Topps' ability to implement a business  plan that will create  significant  profitability  for the
Company.

                    STOCK PERFORMANCE OF TOPPS' COMMON STOCK
                          HAS LAGGED INDICES AND PEERS

         The  stock  price of a  company  is the  ultimate  report  card for its management and its board of directors.  Topps' stock  performance has fared just as poorly, in our opinion, as has its operating performance during the past five years.  As indicated in the Company's own proxy  statement,  the  performance of
Topps'  common  stock has  lagged  the SP 500 and the SP 400 as well as its peer group.

        [INSERT IDENTICAL PERFORMANCE GRAPH FROM COMPANY PROXY STATEMENT]

         Management  and the  Topps  Board of  Directors  have  jeopardized  the
Company's  significant  intrinsic value by allowing the operating performance to decline unchecked, in our opinion.

                         EXCESSIVE SALARY TO MANAGEMENT

         The Committee  believes that the salaries of management  should be more closely aligned with the Company's financial performance. The Committee believes the salaries  authorized by the Topps Board are inappropriate given the size and the financial performance of the Company.

         Over the last three years,  the Company's  Chairman and Chief Executive
Officer,  Mr. Arthur T. Shorin,  has received an average salary of approximately
$980,000.  Mr.  Shorin's salary is in line with the salary received by the chief executive  officers  of  multi-billion  dollar  companies  such as Kraft  Foods,
Hershey  and  Wrigley's.  These  companies  posted  average  2005 sales of $14.3 billion. By comparison,  the Company's fiscal year 2006 sales level was slightly above  $290  million.  We ask how the Topps  Board can  justify  such a level of salary given the Company's size and poor operating performance? Due to the large disparity  between  the  financial  performance  of  Kraft  Foods,  Hershey  and
Wrigley's and the Company  during the past three years,  the Committee  believes that salary is an appropriate benchmark for comparison.

         Over the past five  years,  as revenues  have  declined  and  operating profit has  vanished,  the Topps  Board has  continued  to reward the  executive management  team with generous  bonuses.  During a recent  conference  call with investors,  Mr. Shorin was asked whether  bonuses were paid to management  given the  Company's  poor fiscal year 2006  results.  Mr.  Shorin  responded  that no bonuses were paid in 2006. After reviewing the Executive Compensation section of the Company's  Proxy  Statement,  the Committee was  disappointed to see that in fact Mr. Shorin received a $500,000 bonus for fiscal year 2006. Since Mr. Shorin received compensation in excess of $1 million that is not performance-based, the
Company can not even fully deduct his compensation.

                                        9

         In addition we were surprised to see Mr. Shorin's son-in-law,  Scott A.
Silverstein,  receive another  increase in salary in light of the Company's poor operating performance.  In fact since fiscal year 2004, his salary has increased by 35%. In the same  two-year  period,  the  Company's  Income  from  Operations dropped by more than 100%.

             WE LACK CONFIDENCE IN THE ABILITY AND COMMITMENT OF THE
                   CURRENT BOARD TO MAXIMIZE STOCKHOLDER VALUE

         Based on the track record of the Topps Board, we lack confidence in the ability of the  current  directors  to take all  actions  necessary  to maximize stockholder  value.  We also question  their  commitment to take tangible  steps towards  improving the  performance of the Company.  We believe that the actions taken by the Topps Board over the past five years expose a board and  management team that is  reactive  to  problems  rather  than  proactive  in  creating  and unlocking stockholder value.

          WE BELIEVE THE BOARD OF DIRECTORS HAS FAILED TO ALLOCATE THE
                     CAPITAL OF TOPPS IN AN EFFECTIVE MANNER

         Over the past five  years,  the  Company  has kept an average of Cash &
Short Term  Investments  of $103 million,  representing  on average 35% of sales during this  period.  We believe that Topps does not require this amount of cash to  conduct  its  operations.  One of the  main  responsibilities  of a board of directors of any company is to allocate capital  properly.  Keeping such a large balance of cash  yielding  an average of 2.8%  during the past three years is an example, in our opinion, of poor capital allocation.

                   THE TOPPS BOARD: LACK OF ACCOUNTABILITY AND
                   SUB-STANDARD CORPORATE GOVERNANCE PRACTICES

         Throughout  various  missteps,  the  Topps  Board,  in  our  view,  has seemingly  failed to hold management  accountable.  We believe this is partially due to  sub-standard  corporate  governance  practices  that inhibit  Directors'
accountability to stockholders:

         SEPARATION OF THE ROLE         Consolidation  of power in combining the
         OF CHAIRMAN OF THE BOARD       position of Chairman and Chief Executive
         AND CHIEF EXECUTIVE OFFICER:   Officer.

         RELATED PARTY DEALINGS:        Scott A. Silverstein,  the President and
                                        Chief  Operating  Officer of the Company

                                       10

                                        is the  son-in-law  of Arthur T. Shorin,
                                        the Chairman and Chief Executive Officer
                                        of the Company,  a relationship  that we
                                        believe  does  not put Mr.  Shorin  in a
                                        position to hold his President and Chief
                                        Operating Officer accountable.

         STAGGERED BOARD:               Topps   maintains   a   "staggered"   or
                                        classified  board  -- a  policy  which a
                                        2002   study   by   Harvard   University
                                        professors,  Lucian Bebchuk, John Coates
                                        and  Guhan   Subramainian  found  nearly
                                        doubles  the  likelihood  of  a  company
                                        remaining   independent   and  typically
                                        results in an 8% to 10% loss of value in
                                        companies targeted for acquisition by an
                                        uninvited suitor.

         SUPERMAJORITY VOTING           A  supermajority  vote is  required  for
         PROVISIONS:                    stockholders to amend certain provisions
                                        of  the   Company's   COI  and   Bylaws,
                                        including   rescinding   the  classified
                                        Board.

         INABILITY TO CALL SPECIAL      Stockholders are prohibited from calling
         MEETINGS OF STOCKHOLDERS:      special meetings of stockholders.

         NO WRITTEN CONSENT:            Stockholders  are prohibited from taking
                                        action by written consent.

         Governance  provisions such as these are contrary to the guidelines for corporate  governance best practices issued by leading  advocates of stockholder democracy,  such as Institutional  Shareholder Services (ISS) and Glass, Lewis &
Co.  Historically,  proponents  of a  classified  board  have  asserted  that by staggering the election of directors, a certain level of continuity and skill is maintained  and that  classified  boards promote the  independence  of directors because  directors  elected  for  multi-year  terms are less  subject to outside influence.  We believe the  defensive  measures,  including a classified  board, serve to entrench the Topps Board and  management  team.  Furthermore we believe the Topps  Board's  consolidation  of power in combining  the Chairman and Chief
Executive  Officer (and subsequent  reliance on the mechanism of a rotating Lead
Independent  Director) is not  appropriate.  Why do the Company's  2005 and 2006 proxy  statements not disclose who the current Lead Director is? We believe such a consolidation of power protects a management team in spite of erratic results, missed targets and failed strategic plans. Given the insulation  provided to the
Topps Board by Topps' governance structures, one of the few avenues available to stockholders  dissatisfied  with  the  status  quo is the  stockholder  proposal process.

         We believe that certain of the factors described above,  including poor allocations  of capital by  management,  a series of  operational  missteps  and excessive  executive  compensation,  have,  in turn,  caused the Company and its stockholders  to suffer poor  operating  performance  and an  undervalued  stock price.  In the event that the Topps Board  attempts to adopt new bylaws or amend existing  bylaws that would in any way prevent the  stockholders,  including the
Committee,  from accomplishing the objectives described in this Proxy Statement, the Nominees, if elected,  intend to attempt to repeal any new or amended bylaws having such an effect.

       TOPPS FULL VALUE COMMITTEE IS COMMITTED TO MAXIMIZING VALUE FOR ALL
                               OF ITS STOCKHOLDERS

                                       11

         Members of Topps  Full Value  Committee  are each  stockholders  of the
Company,  owning  collectively [__%] of the outstanding Common Stock.  Pembridge
Value and Crescendo Partners II are significant  stockholders of the Company. As such,  the interests of Pembridge  Value and  Crescendo  Partners II are aligned with yours.  We are  interested  solely in maximizing the value of Topps' Shares for the benefit of ALL Stockholders.

         Although our nominees do not have  specific  plans as of this date with respect to enhancing  the value of the Company,  our nominees  will, if elected,
commit   themselves  to  exploring  all  strategic   alternatives   to  maximize
stockholder  value and  ensuring  that the  Company  undergoes  a  thorough  and comprehensive strategic review of opportunities.  Our nominees will, if elected, constitute  a minority of the Board,  at least until the next Annual  Meeting or some other change in  composition of the Board.  Accordingly,  the Nominees will not be able to adopt any  measures  without the support of at least some members of the current Board.  The Nominees  therefore  should be expected to articulate and raise its concerns about Topps' business activities and strategy to maximize stockholder value with the rest of the Topps Board members.

         Our Nominees are also  committed to explore ALL strategic  alternatives to maximize stockholder value, which, among other things, include the following:

o        Explore the sale of all or part of the Company in a tax efficient manner.
o        Significantly reduce the Company's cost structure.
o        Reduce executive compensation and bonus packages.
o        Improve corporate governance practices.
o        Significant repurchase of Topps' common stock either in the open market or as part  of a  self-tender  offer.
o        A large  special  dividend.
o        Allocate capital in a more efficient manner.

         We fear that if  stockholders  do not act now to demand  that the Topps
Board improve its corporate  governance practices and explore other alternatives to enhance  stockholder  value,  we will be engaged in this debate again at this time next year. In the meantime,  our Company's  significant intrinsic worth may continue to erode.  Remember that much of our Company's  value is in its ongoing operations and market positions, not in its hard assets.  Ineffectual leadership of those  operations  over a longer  period of time can be expected to result in weakened performance and earnings,  decreased intrinsic value, and a lower stock price.

    RECENT EVENTS HAVE RAISED OUR CONCERN THAT THE CURRENT BOARD OF DIRECTORS
           MAY BE TRYING TO FRUSTRATE OUR EFFORTS TO LET STOCKHOLDERS
                      HAVE A SAY IN THEIR COMPANY'S FUTURE

         The  following  is a  chronology  of events  leading  up to this  proxy solicitation:

         o    On April 25,  2006,  Pembridge  Value  delivered a letter to Topps notifying Topps of its intention to nominate Timothy E. Brog, John
              J. Jones and Eric S. Newman as Nominees  for election to the Topps
              Board at the Annual  Meeting and proposing  certain  amendments to
              Topps' Bylaws and COI (the "Nomination Letter").

                                       12

         o    On May 1,  2006,  the  Committee  delivered  a  supplement  to its
              Nomination Letter to Topps, substituting Arnaud Ajdler for Eric S.
              Newman as a Nominee for  election to the Topps Board at the Annual
              Meeting (the "Supplement Letter").

         o    On May 3, 2006,  Pembridge  Value  received a letter from director
              Jack Nusbaum's law firm, Willkie, Farr & Gallagher LLP ("Willkie")
              alleging  that  the  Nomination   Letter  and  Supplement   Letter
              delivered  by  Pembridge  Value to Topps  are  each  defective  in certain  respects  based on their belief that certain  information may be missing.

         o    On May 5, 2006, the  Committee's  law firm,  Olshan Grundman Frome
              Rosenzweig  &  Wolosky  LLP,  sent a letter to  Willkie  informing
              Willkie  of its  belief  that each of the  Nomination  Letter  and
              Supplement   Letter   comply  fully  in  all  respects   with  the
              informational  requirements of the Company's Bylaws and its belief that the allegations of certain  defects is an illusory  assertion that is  part  of a  pattern  to  designed  to  hinder  and  delay
              Pembridge Value's legitimate attempt to nominate an opposing slate of directors for election at the Company's  2006 annual meeting of stockholders and to strip the right of the Company's  stockholders to participate in the voting process.

         o    On May 10,  2006,  Pembridge  Value  delivered  a letter  to Topps demanding,  pursuant  to  Section  220  of  the  Delaware  General
              Corporation Law, a complete list of Topps'  stockholders and other corporate  records of Topps  (the  "Demand  Letter")  to allow the
              Committee  to  communicate  with  Topps'  stockholders  concerning
              Pembridge Value's director nominations,  stockholder proposals and
              other  matters  relating  to  Topps'   corporate   governance  and
              operations.

         o    On May 11,  2006,  the  Committee  delivered a letter to the Topps
              Board expressing its belief that the Company's postponement of the
              Record Date and Annual  Meeting  date is yet another step taken by the Topps Board  designed  to  manipulate  the voting  process and disenfranchise  its  stockholders  from  electing the  Committee's director  nominees at the Annual  Meeting  and that the  Committee will use  everything  within its power to bring these tactics to a halt.

         o    On May 11, 2006, the Company filed its preliminary proxy statement with the SEC,  in which it states that the  nomination  of John J.
              Jones  by  Pembridge  Value  may not be  proper  in  light  of the omission from the Nomination Letter of the fact that Mr. Jones was
              Executive Vice President,  General Counsel and Corporate Secretary
              of RCN, a large telecommunication  company and that it had filed a
              Chapter 11  bankruptcy  petition more than a year and a half after of Mr. Jones' ceased to be an employee with RCN. Such  information is only required by the SEC's proxy rules to the extent that it is material  to an  evaluation  of the  ability or  integrity  of the individual  as a nominee for  election to the  company's  board of directors.  Pembridge Value does not feel that such information is material to an evaluation of Mr. Jones'  ability or integrity as a nominee to serve as a director  of Topps in light of the fact that
              RCN filed a Chapter 11 bankruptcy petition a year and a half after his departure and that it was an Internet-Telecommunication  based company that was part of a technology sector facing an adverse and volatile business  environment in wake of the technology  downturn and given the large  number of  bankruptcies  and  reorganizations during  such time  period.  Furthermore,  Mr.  Jones,  as  General
              Counsel of the  corporation,  was not  involved  in the  company's day-to-day  business  operations.  The Committee  does not believe

                                       13

              that this fact  affects Mr.  Jones'  nomination  any more than the fact that Mr. Jack H. Nusbaum, a director of Topps, was a director of Fine Host Corporation, a public company, during a time in which it filed a Chapter 11  bankruptcy  petition and faced a formal SEC investigation  related to accounting practices and irregularities, a  fact  which  has  never  been  disclosed  in any  Topps'  proxy statement.

                                       14

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

         The Topps Board is currently  composed of nine  directors  divided into three classes (each with three members) serving staggered  three-year terms. One class of directors is elected by the  stockholders  annually.  At the Topps 2006
Annual Meeting three  directors  will be elected.  The Committee is seeking your support at the Annual  Meeting to elect the  Nominees  in  opposition  to Topps'
director  nominees to serve until the 2009 Annual  Meeting of  Stockholders  and until their successors are duly elected and qualified.

THE NOMINEES

         The Committee has nominated a slate of highly qualified nominees who we believe  possess  the  expertise  necessary  to  work  to  restore  and  enhance stockholder  value.  The Nominees are  independent  of the Company in accordance with SEC and Nasdaq Stock Market rules on board  independence  and are committed to exploring all  alternatives to increase  stockholder  value. If elected,  the
Nominees are committed to acting in the best interest of Topps' stockholders and will pursue their efforts diligently and promptly.

         Set forth below are the name, age, business address,  present principal occupation,  employment history and directorships of publicly-held  companies of each of the Nominees for at least the past five years. This information has been furnished to the Committee by the respective Nominees.  Each of the Nominees has consented  to serve as a  director  of the  Company  and be named in this  Proxy
Statement as a nominee.  Each of the Nominees is at least 18 years of age.  None of the entities  referenced below is a parent or subsidiary of the Company.  The information  below  sets forth the names,  ages (as of May 1,  2006),  principal occupation and directorships of each of our nominees:

                               Present Principal Occupation
Name                Age        and Five Year Employment History
----                ---        --------------------------------

Timothy E. Brog     42         Mr.  Brog  has been the  President  of  Pembridge
                               Capital  Management LLC and the Portfolio Manager
                               of Pembridge Value  Opportunity  Fund since 2004.
                               Mr.  Brog has  been a  Managing  Director  of The
                               Edward Andrews Group Inc., a boutique  investment
                               bank since 1996.  From 1989 to 1995, Mr. Brog was
                               a corporate  finance and mergers and  acquisition
                               associate of the law firm Skadden,  Arps,  Slate,
                               Meagher & Flom LLP.  Mr.  Brog  received  a Juris
                               Doctorate from Fordham  University  School of Law
                               in 1989 and a BA from Tufts University in 1986.

Arnaud Ajdler       30         Mr.  Ajdler  has  been  a  Managing  Director  of
                               Crescendo  Partners,  L.P.,  a  Delaware  limited
                               partnership,  since  December 2005, a Senior Vice
                               President from December 2004 to December 2005 and
                               an  investment  analyst  from  September  2003 to
                               December  2004.  He has also  served as the Chief
                               Financial  Officer,  a  member  of the  Board  of
                               Directors   and   the   Secretary   of   Arpeggio
                               Acquisition   Corporation,   a  publicly   traded
                               company on the over the counter  exchange,  since

                                       15

                               June 2004.  Arpeggio announced a merger agreement
                               with Hill  International  in December 2005. Since
                               October 2005,  Mr. Ajdler has also been assistant
                               to the Chairman of the Board and a Board observer
                               to  Computer  Horizons  Corp.,  a  NASDAQ  listed
                               company.  From  January  2000  to July  2001,  he
                               worked  as  a  management  consultant  at  Mercer
                               Management  Consulting,  a leading  international
                               strategy  consulting firm,  before completing his
                               M.B.A.  at Harvard  Business School in June 2003.
                               He also worked as an investment analyst at Tilson
                               Capital,  a  New  York-based  hedge  fund,  as an
                               investment    banker   at   Deutsche   Bank,   an
                               international  financial service provider, and as
                               a management  consultant at the Boston Consulting
                               Group.  Mr. Ajdler received a B.S. in engineering
                               from the Free University of Brussels, Belgium, an
                               S.M.  in  Aeronautics   from  the   Massachusetts
                               Institute  of  Technology  and an M.B.A  from the
                               Harvard Business School.

John J. Jones       39         Mr. Jones  presently  serves as a  consultant  to
                               Trump Entertainment  Resorts,  Inc. Mr. Jones was
                               Senior  Vice   President,   General  Counsel  and
                               Corporate  Secretary  for Argosy  Gaming  Company
                               from  January  2004  to the  sale  of  Argosy  in
                               October 2005.  Between  December 2002 and January
                               2004,  Mr.  Jones  served as  outside  counsel to
                               various businesses,  and was Managing Director of
                               The  Edward   Andrews   Group  Inc.,  a  boutique
                               investment  bank,  and Vice  Chairman and General
                               Counsel of Legal  Advantage  Services,  Inc. From
                               July  1998  to  December   2002,  Mr.  Jones  was
                               Executive  Vice  President,  General  Counsel and
                               Corporate   Secretary  of  RCN   Corporation,   a
                               telecommunications  company,  and  held  the same
                               positions from July 1998 until January 2001, with
                               Commonwealth  Telephone   Enterprises,   Inc.,  a
                               telecommunications     company.     Approximately
                               eighteen months after Mr. Jones resigned from RCN
                               Corporation   in  December  2002,  it  filed  for
                               bankruptcy  in May  2004.  From  January  1996 to
                               December  1997,  Mr. Jones was Vice President and
                               General   Counsel  of  Designer   Holdings   Ltd.
                               Previously,  he was an attorney with the law firm
                               Skadden, Arps, Meagher & Flom in New York City.

         Members of the Topps Full Value  Committee have agreed to share certain expenses  relating  to the proxy  contest at the 2006  Annual  Meeting  and have further  agreed not to sell any shares of Common  Stock prior to the 2006 Annual
Meeting  without the consent of the other party.  Pembridge  Value and Crescendo
Partners II have separate letter agreements with John J. Jones  indemnifying him against liabilities, costs and expenses related to the proxy contest.

         Our  nominees  will,  if  elected,  constitute  a minority of the Topps
Board,  at  least  until  the  next  Annual  Meeting  or some  other  change  in composition  of the Topps Board.  Accordingly,  the Nominees will not be able to adopt any  measures  without the support of at least some members of the current
Topps Board. The Pembridge  Nominees  therefore should be expected to articulate and raise its concerns about Topps' business activities and strategy to maximize stockholder value with the rest of the Topps Board members.

                                       16

         The Nominees understand that, if elected as directors of Topps, each of them will have an  obligation  under  Delaware law to discharge  his duties as a director in good faith,  consistent  with his fiduciary  duties to Topps and its stockholders.  Since the Committee is a significant  stockholder of the Company, its interests are aligned with all stockholders.

         There can be no assurance that the actions the Nominees  intend to take as described  above will be implemented if they are elected or that the election of the  Nominees  will  improve  the  Company's  business or  otherwise  enhance stockholder value. Your vote to elect the Nominees does not constitute a vote in favor of the Committee's value enhancing plans for Topps. Your vote to elect the
Nominees will have the legal effect of replacing  three  incumbent  directors of
Topps with the Nominees.  There can be no assurance that stockholder  value will be maximized as a result of this solicitation or the election of the Nominees.

         The Committee does not expect that the Nominees will be unable to stand for  election,  but,  in the event that such  persons are unable to serve or for good cause will not serve,  the Shares  represented  by the enclosed  GOLD proxy card  will be voted  for  substitute  nominees.  In  addition,  Pembridge  Value reserves  the right to nominate  substitute  persons if Topps makes or announces any changes to the Topps  Bylaws or COI or takes or  announces  any other action that  has,  or if  consummated  would  have,  the  effect of  disqualifying  the
Nominees.  In any such case, Shares  represented by the enclosed GOLD proxy card will be voted for such substitute  nominees.  Pembridge Value reserves the right to nominate  additional  persons if Topps  increases the size of the Topps Board above its existing size or increases the number of directors  whose terms expire at the Annual  Meeting.  Additional  nominations  made pursuant to the preceding sentence  are without  prejudice  to the  position of  Pembridge  Value that any attempt to increase the size of the current  Topps Board or to  reconstitute  or reconfigure  the classes on which the current  directors  serve  constitutes  an unlawful manipulation of Topps' corporate machinery.

                       WE STRONGLY RECOMMEND THAT YOU VOTE
                       "FOR" THE ELECTION OF OUR NOMINEES

                                 PROPOSAL NO. 2

               NON-BINDING PROPOSAL TO DECLASSIFY THE TOPPS BOARD

         Our Nominees are committed to implementing corporate governance reforms at Topps.  Article  FIFTH of the COI  stipulates  that "The  directors  shall be divided into three  classes,  designated  Class I, Class II and Class III.  Each class shall  consist,  as nearly as may be  possible,  of one-third of the total number of directos  constitution the entire Board of Directors...At  each annual meeting of stockholders  beginning in 1992, successors to the class of directors whose term  expires at that annual  meeting  shall be elected  for a  three-year term." As detailed  below,  Pembridge  Value  proposes that Topps  eliminate its three-class  structure  and that all directors be required to stand for election each year.

The  Committee  intends to present  the  following  proposal  at the 2006 Annual
Meeting:

THAT THE TOPPS BOARD SET FORTH AND ADOPT A RESOLUTION DECLARING THE ADVISABILITY
OF AMENDING AND  RESTATING  ARTICLE  FIFTH OF THE COI IN ITS ENTIRETY TO READ AS
FOLLOWS:

                                       17

         "The  business  and affairs of the  Corporation  shall be managed by or under the direction of the Board of Directors.  The  Corporation  shall have nine  Directors,  which number may be changed from time to time in such manner as the By-Laws of the  Corporation  shall provide.  At each annual  meeting  of  stockholders  beginning  the date  hereafter,  all
         Directors  shall stand for  election  and hold office for a term of one year  unless  removed  by  stockholders.  At  any  special  meeting  of stockholders,  directors  may be  removed  with or  without  cause by a majority  of the  stock  represented  and  entitled  to  vote  thereat.
         Directors may be re-elected  any number of times.  Each Director  shall hold  office  until  the  election  and  qualification  of  his  or her successor."

         Consistent   with   applicable   law,   this   proposal   is  merely  a
recommendation  to the Topps Board and its passage cannot compel action,  unless approved first by a resolution of the Topps Board and subsequently approved by a vote of  stockholders  at a special  meeting  or annual  meeting.  Historically, proponents of a classified  board have asserted that by staggering  the election of directors,  a certain level of  continuity  and skill is maintained  and that classified  boards  promote the  independence  of  directors  because  directors elected for multi-year terms are less subject to outside influence.  We believe, on the other hand,  that a  classified  board serves to entrench the Topps Board and management team and reduces the  accountability of directors to stockholders because  classified  boards  limit the ability of  stockholders  to evaluate and elect all directors on an annual basis. A substantial  stockholder vote in favor should,  in our opinion,  be regarded as a persuasive  instruction  to the Topps
Board to declassify the Topps Board in accordance with good corporate governance practices. Given the insulation provided to the Topps Board by Topps' governance structures,  one of the few avenues available to stockholders  dissatisfied with the status quo is the stockholder proposal process.

         WE ARE  CONVINCED  THAT THE TOPPS  BOARD HAS LOST  TOUCH  WITH ITS TRUE
CONSTITUENCY,  THE  COMPANY'S  STOCKHOLDERS,  AND HAS  LOST  SIGHT  OF ITS  TRUE
PURPOSE,  THE CREATION OF STOCKHOLDER  VALUE.  OUR PROPOSAL,  WHILE PRECATORY IN
NATURE, IS INTENDED TO SEND AN UNMISTAKABLY  CLEAR MESSAGE TO THE TOPPS BOARD TO
ADDRESS THIS ISSUE. A SUBSTANTIAL VOTE IN FAVOR WILL DO JUST THAT.

         WE UNDERSTAND  FROM DISCLOSURE IN TOPPS' PROXY STATEMENT THAT THE TOPPS
BOARD INTENDS TO EXCLUDE ALL OF THE COMMITTEE'S  STOCKHOLDER  PROPOSALS AS BEING
OUT OF ORDER. WE BELIEVE THAT THE TOPPS BOARD SHOULD RECONSIDER ITS POSITION AND
LET ITS STOCKHOLDERS BE HEARD WITHOUT FURTHER ACTION ON BEHALF OF THE COMMITTEE.

         Pembridge  Value  believes that the above  amendment to declassify  the
Topps  Board will serve to  increase  the Topps  Board's  accountability  to all stockholders  and minimize the impact of entrenched  directors  and  management.
Pembridge  Value believes that directors who are up for  re-election  only every three years are less likely to be attentive to stockholder concerns and are thus more likely to "rubber stamp"  management  decisions.  In addition,  the current classified  board  structure  serves as an  unwarranted  de facto  anti-takeover
defense.   A  classified   board  ensures  that  no   stockholder  or  group  of
stockholders,  regardless of ownership interest, may compel the company to yield to a  takeover  attempt  through  the  removal of  directors.  The  election  of directors  is the most  important  way  stockholders  can  influence a company's strategic  direction.  Proponents of a classified  Board of Directors argue that such a structure  promotes  continuity  of policy and stability of leadership by assuring that experienced  personnel  familiar with the Company and its business will be on the Board of Directors  at all times.  It is the  Committee's  belief that the classification of the Board of Directors is not in the best interest of all stockholders because a classified board protects the incumbency of the Board of Directors,  which in turn dilutes the voice of stockholders  and limits board accountability to stockholders. In the current corporate governance environment, investors,  interest  groups  and  regulators  have  shed  a new  light  on  the importance  of sound  corporate  governance  policies.  The  elimination  of the classified board structure is one step toward improved  corporate  governance at
Topps.

                                       18

YOU ARE URGED TO VOTE FOR PEMBRIDGE VALUE'S NON-BINDING PROPOSAL TO AMEND TOPPS'
COI TO DECLASSIFY THE TOPPS BOARD.

                                 PROPOSAL NO. 3

           NON-BINDING PROPOSAL TO AMEND THE COI TO ALLOW STOCKHOLDERS
          HOLDING AT LEAST 15% OF THE OUTSTANDING CAPITAL STOCK OF THE
                COMPANY TO CALL A SPECIAL MEETING OF STOCKHOLDERS

         Article EIGHTH of the COI stipulates that no person or persons with the exception  of the  Topps  Board  is  entitled  to  call  a  special  meeting  of stockholders.  As detailed  below,  Pembridge  Value proposes that Topps' COI be amended such that the President,  Chairman of the Board,  the Board of Directors
or any  stockholder  or  group  of  stockholders  holding  at  least  15% of all securities eligible to vote be entitled to call a special meeting.

The  Committee  intends to present  the  following  proposal  at the 2006 Annual
Meeting:

         THAT THE TOPPS  BOARD SET FORTH AND ADOPT A  RESOLUTION  DECLARING  THE
ADVISABILITY OF AMENDING AND RESTATING ARTICLE EIGHTH OF THE COI IN ITS ENTIRETY
TO READ AS FOLLOWS:

         "Special  meetings  of the  stockholders  of the  Corporation  for  any purpose  or  purposes  may be  called  at any  time  by the  President,
         Chairman of the Board,  the Board of Directors or stockholders  holding in the  aggregate of at least  fifteen  percent  (15%) of all the votes entitled  to be cast on any  issue  proposed  to be  considered  at the special meeting."

         Pembridge   Value  believes  that  the  above  amendment  will  further stockholder  democracy  and  diminish  the  power of  entrenched  directors  and management. This amendment, which gives stockholders the right to call a special meeting,  will enable  stockholders to act quickly to protect the value of their investment.  This  proposal  will help ensure that the Board is serving the best interests of all  stockholders  and not just a select group of  stockholders  or entrenched  managers.  Finally,  by giving stockholders the right to voice their
opinions  more  frequently,   this  proposal  will   effectively   eliminate  an
unnecessary takeover defense.

         Consistent   with   applicable   law,   this   proposal   is  merely  a
recommendation  to the Topps Board and its passage cannot compel action,  unless approved first by a resolution of the Topps Board and subsequently approved by a vote of  stockholders  at a  special  meeting  or  annual  meeting.  However,  a substantial  stockholder vote in favor should, in our opinion,  be regarded as a persuasive  instruction to the Topps Board to allow stockholders to call special meetings in accordance with good corporate governance practices.

YOU ARE URGED TO VOTE FOR PEMBRIDGE VALUE'S NON-BINDING PROPOSAL TO AMEND TOPPS'
COI TO ALLOW  STOCKHOLDERS  HOLDING AT LEAST FIFTEEN  PERCENT OF THE OUTSTANDING
CAPITAL STOCK OF THE COMPANY TO CALL A SPECIAL  MEETING OF  STOCKHOLDERS  ON THE
ENCLOSED WHITE PROXY CARD.

                                       19

                                 PROPOSAL NO. 4

           NON-BINDING PROPOSAL TO AMEND THE RESTATED BYLAWS TO ALLOW
          STOCKHOLDERS HOLDING AT LEAST 15% OF THE OUTSTANDING CAPITAL
         STOCK OF THE COMPANY TO CALL A SPECIAL MEETING OF STOCKHOLDERS

         Article II, Section 3 of the Company's Bylaws stipulates that no person or persons  with the  exception of the Topps Board is entitled to call a special meeting of stockholders. As detailed below, Pembridge Value proposes that Topps'
Bylaws be amended such that the President,  Chairman of the Board,  the Board of
Directors or any  stockholder or group of  stockholders  holding at least 15% of all securities eligible to vote be entitled to call a special meeting.  Proposal
No. 4 is conditioned upon the approval of Proposal No. 3.

The  Committee  intends to present  the  following  proposal  at the 2006 Annual
Meeting:

         THE FIRST TWO  SENTENCES  OF  ARTICLE  II,  SECTION 3 OF THE  COMPANY'S
RESTATED  BY-LAWS  SHALL BE AMENDED  AND  RESTATED  IN ITS  ENTIRETY  TO READ AS
FOLLOWS:

         "Special  meetings  of the  stockholders  of the  Corporation  for  any purpose  or  purposes,  may be  called  at any  time by the  President,
         Chairman  of the  Board,  a  majority  of the  Board  of  Directors  or
         Stockholders holding in the aggregate of at least fifteen percent (15%)
         of all  the  votes  entitled  to be cast on any  issue  proposed  to be considered at the special meeting."

         Consistent   with   applicable   law,   this   proposal   is  merely  a
recommendation  to the Topps Board and its passage cannot compel action,  unless approved first by a resolution of the Topps Board and subsequently approved by a vote of  stockholders  at a  special  meeting  or  annual  meeting.  However,  a substantial  stockholder vote in favor should, in our opinion,  be regarded as a persuasive  instruction  to the Topps  Board to  declassify  the Topps  Board in accordance with good corporate governance practices.

         Pembridge   Value  believes  that  the  above  amendment  will  further stockholder  democracy  and  diminish  the  power of  entrenched  directors  and management. This amendment, which gives stockholders the right to call a special meeting,  will enable  stockholders to act quickly to protect the value of their investment.  This  proposal  will help ensure that the Board is serving the best interests of all  stockholders  and not just a select group of  stockholders  or entrenched  managers.  Finally,  by giving stockholders the right to voice their
opinions  more  frequently,   this  proposal  will   effectively   eliminate  an
unnecessary takeover defense.

YOU ARE URGED TO VOTE FOR PEMBRIDGE VALUE'S NON-BINDING PROPOSAL TO AMEND TOPPS'
BYLAWS TO ALLOW STOCKHOLDERS HOLDING AT LEAST FIFTEEN PERCENT OF THE OUTSTANDING
CAPITAL STOCK OF THE COMPANY TO CALL A SPECIAL  MEETING OF  STOCKHOLDERS  ON THE
ENCLOSED WHITE PROXY CARD.

                                       20

OTHER PROPOSALS

                   RATIFY APPOINTMENT OF INDEPENDENT AUDITORS

          According to the Company's proxy statement,  the Company is soliciting proxies  to  ratify  the  Board's  appointment  of  Deloitte  &  Touche  LLP  as independent  auditors to report on the consolidated  financial statements of the
Company  for the fiscal  year  ending  March 3, 2007 and to  perform  such other services  as may be  required  of  them.  Please  refer to the  Company's  proxy statement for a detailed  discussion of this  proposal.  The Committee  does not object to the  ratification  of the Topps Board's  appointment  of as Deloitte &
Touche LLP as the Company's independent auditors.

         We are not aware of any other proposals to be brought before the Annual
Meeting.  However, we intend to bring before the Annual Meeting such business as may be appropriate,  including without limitation  nominating additional persons for  directorships,  or making other  proposals as may be appropriate to address any action of the Topps Board not publicly  disclosed  prior to the date of this proxy  statement.  Should other  proposals be brought before the Annual Meeting, the persons  named as proxies in the enclosed  GOLD proxy card will vote on such matters in their discretion.

RECORD DATE AND VOTING

         According to the Company's proxy  statement,  as of , 2006, the Company had outstanding Shares entitled to be voted at the Annual Meeting. Each share is entitled to one vote on each matter  submitted to a vote of  stockholders.  Only stockholders  of record at the close of  business  on , 2006 will be entitled to vote at the Annual Meeting.  If your shares are registered directly in your name with the Company's transfer agent,  American Stock Transfer & Trust Company, you are considered with respect to those shares the stockholder of record, and these proxy  materials are being sent directly to you. As the  stockholder  of record, you have the right to submit your voting proxy directly to the Company using the enclosed proxy card or to vote in person at the Annual Meeting.

         If your  shares are held in a stock  brokerage  account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." These proxy  materials  are being  forwarded to you by your broker who is considered,  with respect to those shares,  the  stockholder  of record.  As the beneficial  owner, you have the right to direct your broker to vote your shares, and your broker or nominee  has  enclosed a voting  instruction  card for you to use. If your shares are held by a broker or nominee,  please  return your voting card as early as possible to ensure that your shares will be voted in accordance with your  instructions.  You are also  invited to attend  the  Annual  Meeting;
however,  since you are not the  stockholder  of record,  you may not vote these shares in person at the meeting.

         Under Delaware law and the Bylaws, the presence of a quorum is required to transact business at the Annual Meeting. A quorum is defined as the presence, either in person or by proxy,  of a  majority  of the shares  entitled  to vote.
Abstentions  and broker  non-votes are  considered to be shares  present for the purpose of determining  whether a quorum exists. A broker non-vote occurs when a nominee  holding  shares for a  beneficial  owner does not vote on a  particular proposal  because  the nominee  does not have  discretionary  voting  power with respect  to  that  item  and has  not  received  voting  instructions  from  the beneficial owner. Brokers do not have discretionary voting power with respect to this election of directors.  Therefore,  broker non-votes will not be counted in this election of directors.

            As indicated above,  Proposals No. 2, 3 and 4 constitute non-binding recommendations by the Company's  stockholders to the Topps Board. Thus, even if the stockholders adopt the resolution,  the Topps Board would not be required to take the  recommended  action and there can be no assurance that the Topps Board will consider the proposal.

                                       21

         Under  Delaware law and the Bylaws,  proposals  must be approved by the affirmative  vote of a majority or, in the case of the election of directors and
Proposals 2, 3 and 4, a plurality, of the shares present, either in person or by proxy,  at the  Annual  Meeting  and  entitled  to vote.  Absentions  and broker non-votes  are not  counted  as  votes  present  for  the  purpose  of  electing directors.  With respect to the matters  other than the  election of  directors, broker  non-votes are not considered to be shares  present,  but abstentions are considered to be shares present and, therefore, abstentions will have the effect of votes against the  proposal.  Stockholders  of record may appoint  proxies to vote their  shares by  signing,  dating and  mailing  the GOLD proxy card in the envelope provided.

         If your shares are held in the name of a Custodian and you want to vote in person at the 2006  Annual  Meeting,  you may  specially  request a  document called a  "legal  proxy"  from the  Custodian  and  bring it to the 2006  Annual
Meeting. If you need assistance, please contact our proxy solicitor toll-free at
1-800-628-8532.

         Shares represented by properly executed, but unmarked, GOLD proxy cards will be voted at the Annual Meeting as marked and will be voted FOR the election of the Nominees to the Topps Board and FOR the Proposals  described herein,  and in the  discretion  of the persons  named as proxies on all other matters as may properly come before the Annual Meeting.

         You are being asked to elect the Nominees and to approve the  Proposals described  herein.  The  enclosed  GOLD  proxy  card may  only be voted  for the
Nominees  and does  not  confer  voting  power  with  respect  to the  Company's nominees.  Accordingly,  you will not  have the  opportunity  to vote for any of
Topps' nominees.  You can only vote for Topps' nominees by signing and returning a proxy card provided by Topps. Stockholders should refer to the Company's proxy statement  for the  names,  backgrounds,  qualifications  and other  information concerning the Company's nominees.  The participants in this solicitation intend to vote all of their Shares in favor of the Nominees and the Proposals described herein.

REVOCATION OF PROXIES

         Stockholders  of Topps may  revoke  their  proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy.  The revocation may be delivered  either to the
Committee in care of D.F.  King & Co., Inc. at the address set forth on the back cover of this Proxy Statement or to Topps at One Whitehall Street, New York, New
York 10004 or any other  address  provided by Topps.  Although a  revocation  is effective if delivered to Topps, the Committee requests that either the original or photostatic  copies of all  revocations be mailed to the Committee in care of
D.F.  King & Co.,  Inc. at the address set forth on the back cover of this Proxy
Statement so that the committee  will be aware of all  revocations  and can more accurately  determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares. Additionally,
D.F. King & Co., Inc. may use this information to contact  stockholders who have revoked  their  proxies in order to solicit later dated proxies for the election of the Nominees and approval of the business proposals described herein.

IF YOU WISH TO VOTE FOR THE  ELECTION OF THE  NOMINEES TO THE TOPPS BOARD OR FOR
THE BUSINESS PROPOSALS DESCRIBED IN THIS PROXY STATEMENT,  PLEASE SIGN, DATE AND
RETURN  PROMPTLY  THE  ENCLOSED  GOLD  PROXY CARD IN THE  POSTAGE-PAID  ENVELOPE
PROVIDED.

                                       22

METHOD OF COUNTING VOTES

         The  holders  of not less than a  majority  of the  number of shares of
Topps' common stock  outstanding and entitled to vote at the Annual Meeting must be  represented  in person or by proxy in order to  constitute  a quorum for the transaction of business.  Abstentions and broker  non-votes will be included for purposes of determining  whether a quorum exists.  Broker  non-votes  occur when brokers do not receive voting  instructions  from their customers on non-routine matters and  consequently  have no discretion to vote on those matters.  If your
Topps's shares are held in the name of a brokerage  firm,  bank nominee or other institution, you should contact the person responsible for your account and give instructions  for a  proxy  card  to be  issued  so  that  your  shares  will be represented at the 2006 Annual Meeting.

         After a quorum  is  determined  to exist  at the 2006  Annual  Meeting, abstentions  and  broker  non-votes  will have no effect on the  outcome  of the election of directors.

         Rule 452 of the New York Stock Exchange permits a broker member to vote on certain routine,  uncontested matters without specific  instructions form the beneficial  owners so long as the broker has  transmitted  proxy material to the beneficial  owner at least 15 days prior to the annual meeting of  stockholders.
It is our view to the extent  that we  distribute  material  to the  brokers for forwarding  on to  beneficial  owners,  the  election  of  directors  becomes  a contested  item and  therefore  the brokers  will not issue a "routine"  vote on behalf of the  beneficial  owners that have not instructed the brokers as to how they wish to vote on the election of directors.  If a beneficial owner wishes to vote, they must provide the broker with specific instruction to vote.

                             ADDITIONAL INFORMATION

         The principal executive offices of The Topps Company,  Inc. are located at One Whitehall  Street,  New York, New York 10004.  Except as otherwise  noted
herein,  the information  concerning  Topps has been taken from or is based upon documents  and  records  on  file  with  the SEC and  other  publicly  available information.

         The  principal  executive  offices  of  Pembridge  Value and  Pembridge
Capital are at 708 Third Avenue, New York, New York 10017.  Pembridge Value is a
Delaware Limited Liability Company.  The principal offices of Crescendo Partners
II are at 10 East 53rd Street New York, New York 10022. Crescendo Partners II is
an investment firm.

                          PROXY SOLICITATION; EXPENSES

         Executed  proxies may be solicited in person,  by mail,  advertisement, telephone,  telecopier,  telegraph  or  email.  Solicitation  may be made by the
Committee,  including the Nominees,  employees of Pembridge  Value and Crescendo
Partners  II  and  their  affiliates,  none  of  whom  will  receive  additional compensation for such solicitation.  Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks,  brokerage  houses and other  custodians,  nominees  and  fiduciaries  to forward all solicitation  materials to the beneficial  owners of the shares they hold of record.  We will  reimburse  these record  holders for their  reasonable out-of-pocket expenses.

                                       23

         In addition, the Committee has retained D.F. King to solicit proxies on our behalf in  connection  with the  2005Annual  Meeting.  D.F. King will employ approximately  12 people in its efforts.  We have agreed to reimburse  D.F. King for its reasonable expenses and to pay to D.F. King a fee of up to $________.

         The entire  expense  of our proxy  solicitation  is being  borne by the
Committee.  In the event that our nominees  are elected to the Topps  Board,  we will seek  reimbursement  of such  expenses  from Topps and will not submit such reimbursement to a vote of  stockholders.  In addition to the engagement of D.F.
King  described  above,  costs related to the  solicitation  of proxies  include expenditures for printing,  postage,  legal and related expenses are expected to be approximately $________, of which no amounts have been paid to date.

                                       24

                 CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

         Each member of the  Committee is a  participant  in this  solicitation.
Eric Rosenfeld is the Managing Member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II. The principal occupation of Mr.
Rosenfeld is serving as the managing member of Crescendo  Investments II and the managing member of the general  partner of Crescendo  Partners II. The principal business  of  Crescendo  Investments  II is acting  as the  general  partner  of
Crescendo  Partners  II. The  principal  business  of  Crescendo  Partners II is investing  in  securities.  The  principal  business  of  Crescendo  Advisors is investing  in  securities.  The  principal  business  address of Mr.  Rosenfeld,
Crescendo  Partners II,  Crescendo  Investments II and Crescendo  Advisors is 10
East 53rd Street, 35th Floor, New York, New York 10022.

         Timothy E. Brog is the  Portfolio  Manager of  Pembridge  Value and the
President of Pembridge Capital.  The prinicipal business of Pembridge Capital is serving as the management  company of Pembridge Value. The principal business of
Pembridge  Value is acquiring,  holding and disposing of  investments in various companies.  The  principal  business  address of Mr. Brog,  Pembridge  Value and
Pembridge Capital is 708 Third Avenue, New York, New York 10017.

         The  principal  business  address  of Arnaud  Ajdler  is c/o  Crescendo
Partners, L.P., 10 East 53rd Street, 35th Floor, New York, New York 10022.

         The  principal  business  address  of John J.  Jones is 350  West  50th
Street, New York, New York 10019.

         As of May 15, 2006,  Crescendo Partners II beneficially owned 1,757,600 shares  of the  Company.  As the  general  partner  of  Crescendo  Partners  II,
Crescendo  Investments II may be deemed to beneficially own the 1,757,600 shares of the Company  beneficially owned by Crescendo Partners II. As of May 15, 2006,
Crescendo Advisors  beneficially owned 100 shares of the Company. Eric Rosenfeld may be deemed to beneficially own 1,757,800 shares of the Company, consisting of
100 shares held by Eric Rosenfeld and Lisa Rosenfeld  JTWROS,  1,757,600  shares
Mr.  Rosenfeld  may be deemed to  beneficially  own by virtue of his position as managing member of Crescendo  Investments II and 100 shares Mr. Rosenfeld may be deemed to  beneficially  own by virtue of his  position  as  managing  member of
Crescendo Advisors.

         As of May  15,  2006,  Pembridge  Value  owned  328,000  shares  of the
Company. As the investment manager of Pembridge Value,  Pembridge Capital may be deemed to beneficially  own the 328,000 shares of the Company owned by Pembridge
Value.  Timothy E. Brog may be deemed to beneficially  own 350,441 shares of the
Company,  consisting  of 22,441  shares held  directly by Mr. Brog as of May 15,
2006,  and 328,000  shares that Mr.  Brog may be deemed to  beneficially  own by virtue  of his  position  as the sole  manager  of  Pembridge  Value.  Mr.  Brog disclaims  beneficial  ownership of the shares  beneficially  owned by Pembridge
Value except to the extent of his pecuniary interest therein.

         Neither Arnaud Ajdler nor John J. Jones  beneficially own any shares of the Company.

         For  information  regarding  purchases and sales of securities of Topps during the past two years by the  members of Topps  Full  Value  Committee,  see
Schedule I.

         No Nominee is involved in any material  pending legal  proceedings with respect to the Company. Pembridge Value has an agreement with John Jones that it

                                       25

will indemnify him against liabilities,  costs and expenses related to the proxy contest.  Except for what is set forth above,  there is no other  arrangement or understanding  between any Nominee and any other person pursuant to which he was or is to be selected as a Nominee or director.  None of the  Nominees  currently holds any position or office with the Company or has ever served previously as a director of the Company.

            On June 9, 2005,  Pembridge  Value and the  Company  entered  into a
Settlement  Agreement  (the  "2005  Settlement  Agreement"),  pursuant  to which
Pembridge Value agreed to terminate its proxy  solicitation  and to withdraw its slate of nominees to the Topps Board with respect to the  Company's  2005 Annual
Meeting of  stockholders.  Pembridge  Value also agreed not to engage in certain activities  involving  the Company  until  December 31, 2005,  including a proxy solicitation,  other  stockholder  proposals  or seeking  board  representation.
Pursuant to the 2005  Settlement  Agreement,  the Company  agreed that the Topps
Board would refrain from adopting a "poison pill" without  stockholder  approval until June 30, 2006. The Company also agreed to pay Pembridge  Value  $50,000.00 for  expenses  incurred  or  expected  to be  incurred  by  Pembridge  Value  in connection with its proxy solicitation with respect to the Company's 2005 Annual
Meeting of stockholders.

         Pembridge Value and Crescendo  Partners II have agreed to share certain expenses  relating  to  the  proxy  contest  at the  2006  Annual  Meeting.  The percentage  of the  expenses  to be paid by  Pembridge  Value is based  upon the number of Shares owned by Pembridge  Value  divided by the  aggregate  number of
Shares owned by Pembridge Value and Crescendo Partners II, plus fifteen percent.
The percentage of the expenses to be paid by Crescendo Partners II is based upon the number of Shares  owned by  Crescendo  Partners II divided by the  aggregate number of Shares  owned by  Pembridge  Value and  Crescendo  Partners  II, minus fifteen  percent.  Legal fees and expenses  related to the  preparation of proxy statement and  solicitation  of votes at the 2006 annual meeting of stockholders shall be paid by Crescendo  Partners II. Pembridge Value and Crescendo  Partners
II have  further  agreed not to sell any shares of Common  Stock of the  Company prior to the 2006 Annual Meeting without the consent of the other party.

         On May 19,  2006,  the members of the  Committee  entered  into a Joint
Filing and  Solicitation  Agreement in which,  among other  things,  the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to the securities of the Company.

         Topps Full  Value  Committee  reserves  the right to retain one or more financial advisors and proxy solicitors, who may be considered participants in a solicitation under Regulation 14A of the Exchange Act.

         Except as set  forth in this  Proxy  Statement  (including  Schedule  I hereto),  (i) during the past 10 years, no participant in this  solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no participant in this solicitation  directly or indirectly beneficially  owns  any  securities  of  Topps;  (iii)  no  participant  in this solicitation  owns any  securities  of Topps  which are owned of record  but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Topps during the past two years; (v) no part of the purchase price or market  value of the  securities  of Topps owned by any  participant  in this solicitation  is  represented  by funds  borrowed or otherwise  obtained for the purpose of acquiring or holding such  securities;  (vi) no  participant  in this solicitation  is,  or  within  the  past  year  was,  a party  to any  contract, arrangements or understandings with any person with respect to any securities of
Topps,   including,   but  not  limited  to,  joint  ventures,  loan  or  option arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly,  any securities of Topps; (viii) no participant in this solicitation owns  beneficially,  directly or  indirectly,  any  securities  of any parent or subsidiary of Topps;  (ix) no participant in this solicitation or any of his/its associates was a party to any  transaction,  or series of similar  transactions, since the  beginning of Topps' last fiscal year,  or is a party to any currently

                                       26

proposed transaction,  or series of similar transactions,  to which Topps or any of its  subsidiaries  was or is to be a party,  in  which  the  amount  involved exceeds  $60,000;  (x) no  participant  in this  solicitation  or any of his/its associates has any arrangement or understanding  with any person with respect to any future employment by Topps or its affiliates,  or with respect to any future transactions to which Topps or any of its affiliates will or may be a party; and
(xi) no person, including the participants in this solicitation,  who is a party to an arrangement or  understanding  pursuant to which the Nominees are proposed to be elected  has a  substantial  interest,  direct or  indirect,  by  security holdings or otherwise in any matter to be acted on at the Annual Meeting.

                                       27

                          SECURITY OWNERSHIP OF CERTAIN
                   BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

         The following table sets forth information  available to the Company as to shares of Common Stock owned as of ________, 2006 by (i) each person known to the  Company  to be the  beneficial  owner  of more  than  five  percent  of the outstanding  Common  Stock,  (ii) each  director  and nominee for  election as a director,  (iii) each person  designated in the section of this Proxy  Statement captioned "Executive Compensation" and (iv) all directors and executive officers as a group.  Except as  otherwise  indicated,  each person  named below has sole investment  and voting  power with  respect to the shares of Common Stock shown.
The  following  table is reprinted  from Topps' proxy  statement  filed with the
Securities and Exchange Commission on May 11, 2006

                                                                                    Percentage
                                                    Amount and Nature of            of Shares
Name of Beneficial Owner                          Beneficial Ownership (1)         Outstanding
---------------------------------------------------------------------------------------------------
Arthur T. Shorin (2)(3)                                  2,900,489                   7.26%

Ira Friedman (4)                                            63,399                       *

Allan A. Feder (2)(5)                                       82,994                       *

Warren Friss (6)                                            99,383                       *

Catherine K. Jessup (7)                                    162,999                       *

Stephen D. Greenberg (8)                                   135,449                       *

Ann Kirschner (9)                                           74,449                       *

David M. Mauer (10)                                        141,449                       *

Edward D. Miller (11)                                       40,449                       *

Jack H. Nusbaum (12)                                       156,449                       *

Scott A. Silverstein (2)(13)                               355,211                       *

Richard Tarlow (14)                                         74,449                       *

Leonard Stern                                                    0                       *

Private Capital Management, Inc. (15)                    9,514,371                  24.16%
8889 Pelican Bay Blvd.
Naples, Florida 34108

Merrill Lynch & Co., Inc. (16)                           5,116,270                  12.99%
Merrill Lynch Investment Managers (MLIM)
World Financial Center
250 Vesey Street
New York, New York 10381

Royce & Associates, LLC (17)                             3,000,070                   7.62%
1414 Avenue of the Americas
New York, New York 10019

Gamco Investors, Inc. (18)                               2,374,861                   6.03%
One Corporate Center
Rye, New York 10580

All directors and executive officers
as a group (18 persons) (2)                              5,030,632                  12.14%

* less than 1.0%.

                                       28

(1)    Pursuant to regulations of the  Securities and Exchange  Commission  (the
       "Commission"),  shares are deemed to be "beneficially  owned" by a person if such person  directly or indirectly has or shares the power to vote or dispose of such shares,  or has the right to acquire the power to vote or dispose of such  shares  within 60 days,  including  any right to acquire through the exercise of any option, warrant or right.
(2)    Does not include 50,000, 1,378 and 20,702 shares of Common Stock owned by
       immediate  family  members  of  each  of  Messrs.   Shorin,   Feder  and
       Silverstein, respectively. Messrs. Shorin, Feder and Silverstein disclaim beneficial ownership of such shares.
(3)    Includes  582,500  shares of  Common  Stock  issuable  upon  exercise  of options.
(4)    Includes 61,999 shares of Common Stock issuable upon exercise of options.
(5)    Includes 68,000 shares of Common Stock issuable upon exercise of options.
(6)    Includes 96,083 shares of Common Stock issuable upon exercise of options.
(7)    Includes  162,999  shares of  Common  Stock  issuable  upon  exercise  of options.
(8)    Includes 85,000 shares of Common Stock issuable upon exercise of options.
(9)    Includes 68,000 shares of Common Stock issuable upon exercise of options.
(10)   Includes  115,000  shares of  Common  Stock  issuable  upon  exercise  of options.
(11)   Includes 34,000 shares of Common Stock issuable upon exercise of options.
(12)   Includes 85,000 shares of Common Stock issuable upon exercise of options.
(13)   Includes  330,665  shares of  Common  Stock  issuable  upon  exercise  of options.
(14)   Includes 68,000 shares of Common Stock issuable upon exercise of options.
(15)   Based upon a Schedule 13G filed on February 14, 2006 with the  Commission by Private Capital Management, Inc.
(16)   Based upon a Schedule  13G filed on February 8, 2006 with the  Commission by Merrill Lynch & Co., Inc.
(17)   Based upon a Schedule  13G filed on January 31, 2006 with the  Commission by Royce & Associates, LLC.
(18)   Based upon a Schedule  13D filed on January 20, 2006 with the  Commission by Gamco Investors, Inc.C

                                       29

                   STOCKHOLDER PROPOSALS - 2007 ANNUAL MEETING

         Any proposals of stockholders of the Company intended to be included in the Company's  proxy  statement and form of proxy relating to the Company's next annual  meeting of  stockholders  must be in writing and received by the General
Counsel of the Company at the  Company's  office at One  Whitehall  Street,  New
York, New York  10004-2109 no later than  ________,  2007. In the event that the next annual meeting of  stockholders  is called for a date that is not within 30 days before or after _________, 2007, notice by the stockholder must be received no later than a reasonable  time before the Company begins to print and mail its proxy materials.

         For any other proposal that a stockholder  wishes to have considered at the 2007 Annual Meeting,  and for any nomination of a person for election to the
Board at the 2007 Annual Meeting,  the Company must have received written notice of such  proposal no more than 90 and no less than 60 days  before the  one-year anniversary of the 2006 Annual Meeting

         Any stockholder  interested in making a proposal is referred to Article
II, Section 4 of the Company's Restated By-Laws.

         THE COMMITTEE HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN  DISCLOSURE
REQUIRED  BY  APPLICABLE  LAW THAT IS ALREADY  INCLUDED IN THE  COMPANY'S  PROXY
STATEMENT.   THIS  DISCLOSURE   INCLUDES,   AMONG  OTHER  THINGS,   BIOGRAPHICAL
INFORMATION ON TOPPS' DIRECTORS AND EXECUTIVE OFFICERS,  INFORMATION  CONCERNING
EXECUTIVE  COMPENSATION,  AND AN  ANALYSIS  OF  CUMULATIVE  TOTAL  RETURNS ON AN
INVESTMENT  IN SHARES DURING THE PAST FIVE YEARS.  STOCKHOLDERS  SHOULD REFER TO
THE COMPANY'S PROXY STATEMENT IN ORDER TO REVIEW THIS DISCLOSURE.

         WE URGE YOU TO SIGN,  DATE AND  RETURN  THE GOLD PROXY CARD IN FAVOR OF
THE ELECTION OF OUR NOMINEES AND NON-BINDING  PROPOSALS  DESCRIBED IN THIS PROXY
STATEMENT.

Dated: May _______, 2006

                                                Sincerely,

                                                Your Fellow Stockholders:

                                                TOPPS FULL VALUE COMMITTEE

                                       30

                                         SCHEDULE I

                             TRANSACTIONS IN SECURITIES OF TOPPS
                                  DURING THE PAST TWO YEARS

    EXCEPT AS OTHERWISE SPECIFIED, ALL PURCHASES AND SALES WERE MADE IN THE OPEN MARKET.

         Transactions in the Company's common stock by Timothy E. Brog:

--------------------------------------------------------------------------------------------
Date of Transaction              Nature of Transaction                     Number of Shares
-------------------              ---------------------                     ----------------
  04/29/2005                                Buy                                   8,000
  05/06/2005                                Buy                                    200
  05/13/2005                                Buy                                   6,800
  12/16/2005                                Buy                                   2,941
  12/19/2005                                Buy                                   2,000
  04/11/2005                                Buy                                   2,000
  05/15/2006                                Buy                                    500
--------------------------------------------------------------------------------------------

         Transactions in the Company's common stock by Pembridge Value:

      Date of                Nature of                 Number of
   Transaction              Transaction                 Shares
   -----------              -----------                 ------

      7/6/2004                  BUY                     2,165
      7/8/2004                  BUY                     4,390
     7/23/2004                  BUY                     3,693
     7/26/2004                  BUY                     2,852
      8/6/2004                  BUY                     4,000
      8/9/2004                  BUY                     3,424
     8/10/2004                  BUY                       868
     8/11/2004                  BUY                     3,200
    11/18/2004                  BUY                       322
    11/19/2004                  BUY                     5,534
    11/23/2004                  BUY                    16,500
     12/1/2004                  BUY                     5,900
     12/7/2004                  BUY                     1,000
     12/8/2004                  BUY                       518
     12/9/2004                  BUY                     2,843
     1/13/2005                  BUY                     1,218
     1/19/2005                  BUY                     1,423
     1/20/2005                  BUY                       203
     1/21/2005                  BUY                     1,523
     1/24/2005                  BUY                     2,125
     1/25/2005                  BUY                     1,063
      2/9/2005                  BUY                     5,900
     2/10/2005                  BUY                     3,712
     2/11/2005                  BUY                     3,205
     2/17/2005                  BUY                     1,332

                                       31

     2/18/2005                  BUY                     4,751
     2/22/2005                  BUY                     8,100
     2/24/2005                  BUY                     1,500
     2/28/2005                  BUY                     5,800
      3/8/2005                  BUY                     2,200
      3/9/2005                  BUY                     2,000
     3/10/2005                  BUY                     8,286
     3/11/2005                  BUY                     4,100
     3/15/2005                  BUY                     1,653
     3/17/2005                  BUY                     3,000
     3/18/2005                  BUY                       614
     3/21/2005                  BUY                       940
     3/23/2005                  BUY                     2,000
     3/31/2005                  BUY                     4,192
      4/8/2005                  BUY                     5,100
     4/11/2005                  BUY                     5,327
     4/12/2005                  BUY                     1,600
     4/13/2005                  BUY                     5,412
     4/14/2005                  BUY                     8,016
     4/18/2005                  BUY                     1,607
     4/22/2005                  BUY                     4,000
     4/25/2005                  BUY                       100
     4/27/2005                  BUY                     7,907
     4/28/2005                  BUY                     3,001
     4/29/2005                  BUY                    29,305
     5/12/2005                  BUY                     7,000
     5/13/2005                  BUY                     9,723
     6/23/2005                  BUY                    14,400
     6/29/2005                  BUY                     8,600
     6/30/2005                  BUY                     2,000
      7/6/2005                  BUY                     2,400
      7/7/2005                  BUY                    11,600
      7/8/2005                  BUY                     2,898
     7/21/2005                  BUY                     1,200
     7/26/2005                  BUY                       100
     7/28/2005                  BUY                     2,299
      8/4/2005                  BUY                     3,400
     8/17/2005                  BUY                       100
     8/26/2005                  BUY                     2,263
     8/29/2005                  BUY                     5,144
      9/2/2005                  BUY                    11,294
      9/6/2005                  BUY                       300
      9/7/2005                  BUY                     4,000
      9/8/2005                  BUY                    13,700
     9/20/2005                  BUY                     5,000
     9/21/2005                  BUY                     4,989
     9/28/2005                  BUY                    16,000
     10/4/2005                  BUY                     3,602

                                       32

    10/10/2005                  BUY                     1,500
    10/11/2005                  BUY                     2,092
    10/12/2005                  BUY                     4,400
    10/14/2005                  BUY                     2,100
    10/17/2005                  BUY                     6,000
    10/19/2005                  BUY                       200
    10/20/2005                  BUY                     6,700
    10/21/2005                  BUY                     2,800
    10/25/2005                  BUY                    20,000
    10/27/2005                  BUY                     7,200
    10/28/2005                  BUY                     8,628
    11/15/2005                  BUY                     9,000
    11/16/2005                  BUY                     4,400
    12/06/2005                  BUY                     5,024
    12/07/2005                  BUY                       800
    12/08/2005                  BUY                     9,578
    12/12/2005                  BUY                     9,700
    12/15/2005                  BUY                     1,547
    12/16/2005                  BUY                     4,000
    12/19/2005                  BUY                     5,200
    12/20/2005                  BUY                     2,600
      1/5/2006                  BUY                     4,300
      1/9/2006                  BUY                    15,269
     1/26/2006                  BUY                     2,300
     1/30/2006                  BUY                     5,488
      2/6/2006                  BUY                     5,100
     2/22/2006                  BUY                     1,705
      3/2/2006                  BUY                     1,740
      3/6/2006                  BUY                    22,000
      3/7/2006                  BUY                     6,800
      3/8/2006                  BUY                     1,022
     3/13/2006                  BUY                     5,943
     3/14/2006                  BUY                     7,000
     3/15/2006                  BUY                     5,800
     3/22/2006                  BUY                     7,800
     3/30/2006                  BUY                     4,842
      4/6/2006                  BUY                     3,000
      4/7/2006                  BUY                     4,300
     4/10/2006                  BUY                    45,000
     4/11/2006                  BUY                    20,000
     4/17/2006                  BUY                    10,700
     8/16/2004                 SELL                     2,692
     8/18/2004                 SELL                     5,800
     8/20/2004                 SELL                     6,192
     8/23/2004                 SELL                     9,908
     8/23/2004                 SELL                     1,000
     8/25/2004                 SELL                     4,900
      9/1/2004                 SELL                        32

                                       33

      9/2/2004                 SELL                     7,112
      9/3/2004                 SELL                       208
      9/8/2004                 SELL                     1,800
      9/9/2004                 SELL                     3,026
     9/13/2004                 SELL                     3,600
     9/29/2004                 SELL                       806
     9/30/2004                 SELL                     1,300
    10/13/2004                 SELL                     3,900
    10/27/2004                 SELL                     5,100
    10/28/2004                 SELL                     1,755
    10/29/2004                 SELL                     2,042
     11/3/2004                 SELL                     3,875
     11/4/2004                 SELL                     1,100
    11/12/2004                 SELL                     1,500
    11/15/2004                 SELL                     1,100
    11/17/2004                 SELL                     2,100
    11/22/2004                 SELL                     1,100
    12/16/2004                 SELL                       800
    12/30/2004                 SELL                     2,100
      1/6/2005                 SELL                     2,331
     1/10/2005                 SELL                     1,800
     1/27/2005                 SELL                       700
     1/31/2005                 SELL                       100
     1/31/2005                 SELL                     3,585
      2/4/2005                 SELL                       300
      3/7/2005                 SELL                       758
     3/14/2005                 SELL                     2,800
     3/15/2005                 SELL                     3,000
     3/22/2005                 SELL                     2,100
     3/30/2005                 SELL                     6,216
     3/31/2005                 SELL                         8
      4/1/2005                 SELL                       103
      4/5/2005                 SELL                     9,700
      4/6/2005                 SELL                     1,000
      4/7/2005                 SELL                     4,646
     4/12/2005                 SELL                     1,550
     4/19/2005                 SELL                     1,000
     4/21/2005                 SELL                     3,831
     6/16/2005                 SELL                     5,787
     6/17/2005                 SELL                     3,600
     6/20/2005                 SELL                    21,000
     6/21/2005                 SELL                     1,000
     6/24/2005                 SELL                       600
     6/28/2005                 SELL                    10,100
      7/5/2005                 SELL                    10,600
      7/6/2005                 SELL                     1,500
     7/11/2005                 SELL                     1,398
     7/12/2005                 SELL                    10,013

                                       34

      9/6/2005                 SELL                     2,900
     9/12/2005                 SELL                     3,886
     9/16/2005                 SELL                    15,001
     9/28/2005                 SELL                     1,000
     9/29/2005                 SELL                     6,533
     9/30/2005                 SELL                       340
    10/26/2005                 SELL                       300
    10/31/2005                 SELL                     6,598
     11/3/2005                 SELL                     2,200
     11/9/2005                 SELL                       700
    11/10/2005                 SELL                     4,400
    11/17/2005                 SELL                    10,684
    11/22/2005                 SELL                    14,256
      12/12/05                 SELL                     1,000
     2/15/2006                 SELL                    13,606
     3/15/2006                 SELL                    11,656
     3/22/2006                 SELL                     5,800
     3/29/2006                 SELL                     2,250
      4/3/2006                 SELL                    17,946

Transactions in the Company's common stock by Crescendo Partners II:

      Date of                Nature of                 Number of
   Transaction              Transaction                 Shares
   -----------              -----------                 ------
     4/27/2006                  BUY                   645,000
     4/28/2006                  BUY                    66,000
      5/1/2006                  BUY                   156,800
      5/2/2006                  BUY                   114,000
      5/3/2006                  BUY                    98,600
      5/4/2006                  BUY                   311,100
      5/8/2006                  BUY                    33,000
      5/9/2006                  BUY                    85,000
     5/10/2006                  BUY                   105,700
     5/11/2006                  BUY                    28,500
     5/12/2006                  BUY                    65,100
     5/15/2006                  BUY                    43,400

Transactions in the Company's common stock by Crescendo Advisors:

      Date of                Nature of                 Number of
   Transaction              Transaction                 Shares
   -----------              -----------                 ------
     4/25/2006                  BUY                       100

Transactions in the Company's  common stock by Eric Rosenfeld and Lisa Rosenfeld
JTWROS:

      Date of                Nature of                 Number of
   Transaction              Transaction                 Shares
   -----------              -----------                 ------
     4/25/2006                  BUY                       100

                                       35

--------------------------------------------------------------------------------

                                    IMPORTANT

     PLEASE REVIEW THIS DOCUMENT AND THE ENCLOSED MATERIALS CAREFULLY. YOUR VOTE
IS VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

  1: If your shares are registered in your own name,  please sign, date and mail the enclosed GOLD proxy card to D.F. King & Co., Inc. ("D.F. King"), in the postage-paid envelope provided today.

  2: If you have previously signed and returned a White proxy card to Topps, you have every  right to change  your vote.  Only your  latest  dated card will count.  You may  revoke  any  White  proxy  card  already  sent to Topps by
     signing,   dating  and  mailing  the  enclosed   GOLD  proxy  card  in  the
     postage-paid envelope provided.  Any proxy may be revoked at any time prior to the 2006 Annual  Meeting by delivering a written notice of revocation or a later dated proxy for the 2006 Annual  Meeting to D.F. King, or by voting in person at the 2006 Annual Meeting.

  3. If your shares are held in the name of a brokerage  firm,  bank  nominee or other institution,  only it can sign a GOLD proxy card with respect to your shares and only after  receiving your specific  instructions.  Accordingly, please sign, date and mail the enclosed GOLD proxy card in the postage-paid envelope  provided,  and to ensure that your  shares are voted,  you should also contact the person  responsible for your account and give instructions for a GOLD proxy card to be issued representing your shares.

  4. After signing the enclosed GOLD proxy card, do not sign or return the White proxy card,  even as a sign of protest.  Only your latest  dated proxy card will be counted.

     If you have any  questions  or need  assistance  in voting your GOLD proxy, please call our proxy solicitor:

                              D.F. KING & CO., INC.
                                 48 Wall Street
                               New York, NY 10005

                         Call Toll-Free: 1-800-628-8532
            Banks and Brokerage Firms Call Toll-Free: 1-212-269-5550

--------------------------------------------------------------------------------

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                               DATED MAY 30, 2006
                             THE TOPPS COMPANY, INC.

                       2006 ANNUAL MEETING OF STOCKHOLDERS

       THIS PROXY IS SOLICITED ON BEHALF OF PEMBRIDGE VALUE AND THE OTHER
            MEMBERS OF TOPPS FULL VALUE COMMITTEE (COLLECTIVELY, THE
                                  "COMMITTEE")

                                    P R O X Y

The undersigned  appoints  Timothy E. Brog and Arnaud Ajdler,  and each of them, attorneys  and  agents  with full  power of  substitution  to vote all shares of common stock of The Topps Company,  Inc.  ("Topps" or the  "Company")  which the undersigned  would be entitled to vote if personally  present at the 2006 Annual
Meeting   of   Stockholders   of  the   Company   scheduled   to  be   held   at
[__________________,  __________,  _________  ________,  on _______________  __,
2006,  at  __:__  _.M.  (local  time),  and  including  at any  adjournments  or postponements  thereof and at any meeting  called in lieu  thereof  (the "Annual
Meeting").

The solicitation is being made on behalf of Pembridge Value Opportunity Fund LP,
Pembridge Capital Management LLC, Timothy E. Brog,  Crescendo Partners II, L.P.,
Series Y, Crescendo Investments II, LLC, Eric Rosenfeld,  Arnaud Ajdler and John
J. Jones.

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes  with respect to any other  matters as may properly  come before the
Annual  Meeting that are unknown to the Committee a reasonable  time before this solicitation.
IF NO DIRECTION IS INDICATED  WITH RESPECT TO THE PROPOSAL ON THE REVERSE,  THIS
PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.
         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

Proposal 1 - The  Committee's  Proposal to Elect Timothy E. Brog,  Arnaud Ajdler
and John J. Jones to serve as  directors  of the  Company  until the 2009 annual meeting of stockholders.

                                                                    FOR ALL
                                                  WITHHOLD           EXCEPT
                                                AUTHORITY TO       NOMINEE(S)
                                   FOR ALL      VOTE FOR ALL        WRITTEN
                                   NOMINEES       NOMINEES           BELOW
Nominees:  Timothy E. Brog           [ ]            [ ]               [ ]
           Arnaud Ajdler
           John J. Jones

Proposal 2 - The Committee's  Non-Binding  Proposal to Amend and Restate Article
Fifth of the Restated Certificate of Incorporation of the Company ("the COI") to
declassify the Company's Board of Directors.

         [  ] FOR                 [   ] AGAINST              [  ] ABSTAIN

Proposal 3 - The Committee's  Non-Binding  Proposal to Amend and Restate Article
Eighth of the COI to allow stockholders  holding at least 15% of the outstanding capital stock of the Company to call a special meeting of stockholders.

         [  ] FOR                 [   ] AGAINST              [  ] ABSTAIN

Proposal 4 - The Committee's Non-Binding Proposal to Amend Article II, Section 3
of the Company's Restated Bylaws to allow  stockholders  holding at least 15% of the  outstanding  capital  stock of the  Company  to call a special  meeting  of stockholders.

         [  ] FOR                 [   ] AGAINST              [  ] ABSTAIN

               TOPPS FULL VALUE COMMITTEE STRONGLY RECOMMENDS THAT
              STOCKHOLDERS VOTE IN FAVOR OF PROPOSALS 1, 2, 3 AND 4

Proposal 5 - To ratify the  appointment  of Deloitte & Touche LLP as independent auditors to report on the consolidated  financial  statements of the Company for the fiscal year ending March 3, 2007

         [  ] FOR                 [   ] AGAINST              [  ] ABSTAIN

        TOPPS FULL VALUE COMMITTEE MAKES NO RECOMMENDATION ON PROPOSAL 5

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.